ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

August 15, 2006

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of an Investor Relations Bulleting, which was disseminated to EDC's shareholders on August 10, 2006.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

#82-4896

La Electricidad de Caracas
y sus empresas filiales
empresas AES

BOLETÍN DE RELACIONES CON INVERSIONISTAS

PARA SU ANUNCIO INMEDIATO

De:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contacto:
Juan J. Azpurua
Director de Relaciones con Inversionistas
Teléfono: (58-212) 502-18.93/25.36
e-mail: edcinversionistas@aes.com

RESULTADO OFERTA PÚBLICA DE ACCIONES

Caracas, Venezuela (10 de Agosto, 2006) C. A. La Electricidad de Caracas (EDC) anuncia el resultado de la oferta pública de acciones --llevada a cabo a través de dos emisiones de acciones-- liderada por Econoinvest Casa de Bolsa, C.A. y Activalores, Merinvest y U21 Casa de Bolsa como agentes de distribución. Después de culminar la asignación definitiva de acciones, el resultado es el siguiente:

Oferta Pública	Primera Emisión	Segunda Emisión	Total
Duración	10 días (29/06 al 14/07/06)	3 días (25/07 al 27/07/06)	13 días
Emisión de acciones	80.781.982	62.854.655	143.636.637
Precio de colocación	Bs. 503,43 por acción	Bs. 503,43 por acción	Bs. 503,43 por acción
Órdenes recibidas	9.926	1.681	11.607
Órdenes asignadas	9.833	1.555	11.388
Monto oferta	Bs. 40.668,1 millones	Bs. 31.642,9 millones	Bs. 72.311 millones
Sobre-demanda	4,42 veces	3,62 veces	3,97 veces

Así mismo, EDC informa que -como parte de su estrategia de democratización de capital- instrumentó durante el periodo comprendido entre el 27 de julio y el 04 de agosto de 2006, un programa para que sus trabajadores activos adquirieran acciones de la empresa bajo las siguientes condiciones:
(i) máximo de hasta 2.500 acciones por trabajador, (ii) precio de Bs. 503,43 por acción, (iii) 20% de inicial y (iv) saldo restante (80%) financiado por la empresa a cinco años con intereses calculados a la tasa de rendimiento de sus papeles comerciales. En dicho programa participaron 2.340 personas, que representan el 86,7% del total de trabajadores.

C. A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk" y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

AES es una de las compañías de electricidad más grandes del mundo, con ventas de US$ 11 millardos en el 2005 y operaciones en 26 países de los 5 continentes. Sus instalaciones de generación y distribución tienen la capacidad de proveer energía a 100 millones de personas en todo el mundo. Cuenta con 14 compañías integradas que totalizaron ventas anuales superiores a los 82.000 GWh y 122 plantas de generación con capacidad para generar aproximadamente 44.000 MW. Nuestra fuerza laboral de 30.000 personas está comprometida con la excelencia operacional y la satisfacción de las necesidades de crecimiento de energía a nivel mundial. Para mayor información acerca de este anuncio visite: www.laedc.com.ve

#82-4896

La Electricidad de Caracas
y sus empresas filiales
empresas AES

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Juan J. Azpurua
Director of Investor Relations
Tel: (58-212) 502-18.93/25.36
e-mail: edcinversionistas@aes.com

PUBLIC OFFERING RESULTS

Caracas, Venezuela (august 10, 2006). C. A. La Electricidad de Caracas (EDC) announced the results of a public offering carried out through two share issues led by ECONOINVEST Casa de Bolsa, C.A. The distribution agents were Activalores, Merinvest, and U21 Casa de Bolsa. The following table shows the results after investor notification of final share allocation:

Public Offering	First Issue	Second Issue	Total
Duration	10 days (06/29 to 07/14/06)	3 days (07/25 to 07/27/06)	13 days
Number of shares	80,781,982	62,854,655	143,636,637
Placement Price	Bs. 503.43 per share	Bs. 503.43 per share	Bs. 503.43 per share
Number of applications that were received	9,926	1,681	11,607
Number of orders that were allocated	9,833	1,555	11,388
Amount of the issue	Bs. 40.668.1 billion	Bs. 31.642.9 billion	Bs. 72.311 billion
Over-demand	4.42x	3.62x	3.97x

In addition, EDC reported that --as part of its capital democratization strategy-- it implemented a share purchase program for its active employees between July 27 and August 04, 2006. The program had the following characteristics: (i) each employee could purchase up to 2,500 shares; (ii) the price per share was Bs. 503.43; (iii) with 20% down-payment; and (iv) the remaining 80% will be financed by EDC over the next five years at the same interest rate of its commercial paper. The number of EDC people who took part in the program was 2,340, which is 86.69% of the number of active employees in the Company.

C. A. La Electricidad de Caracas and its Affiliates (EDC), an affiliate of the AES Corporation, provides electrical service mainly to the Caracas Metropolitan Area and is the largest private electrical utility in Venezuela. EDC shares are traded in the Caracas Stock Market. The Company's American Depositary Shares (ADSs) are dealt in the U.S. over-the-counter market under the "ELDAY" symbol and in Spain's LATIBEX under the "XEDC" symbol

AES is one of the world's largest global power companies, with 2005 revenues of $11 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amassed 2005 annual sales of over 82,000 GWh and our 122 generation facilities have the capacity to generate approximately 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs. To learn more about AES, please visit www.laedc.com.ve